Exhibit 99.1

NEWS RELEASE

TSX & ASX: OYM, OTCQX: OLYMF, & FSE: OP6

OLYMPUS EXPECTS TO ACHIEVE ITS 2011 PRODUCTION TARGET

Toronto, November 29, 2011 - Olympus Pacific Minerals Inc., Chief Executive Officer, John Seton, is pleased to announce production results from its Phuoc Son and Bong Mieu Gold Plants ending September 30, 2011 set out below.  By way of market guidance, production for October was 5,032 oz and forecast production leads the Company to expect that its 2011 annual production forecast of 40,000 ounces will be achieved despite commissioning of the Phuoc Son Gold Plant having been delayed several months due to record-breaking monsoon rains.

Consolidated Production Ending September 30, 2011
	Q1/11	Q2/11	Q3/11	YTD	2010
Tonnes Milled	37,163	49,497	74,974	161,634	138,779
Grade (g/t Au)	4.33	5.32	6.22	5.51	9.35
Mill Recoveries %	75	82	87	83	80
Gold Production	3,868	5,717	12,482	22,067	33,234
Gold Sales	4,935	-	7,314	12,249	29,186

During the third quarter the Company’s gold sales totaled 7,314 ounces for proceeds of $12,464,450 with an average realized price of US$1,704 per ounce.

On September 30, 2011, 6,882 oz of gold bullion and 3,132 oz of gold doré bars were on hand. Gold bullion can be sold and cash transferred within three business days.

Phuoc Son Underground Project Ending September 30, 2011
	Q1 /11	Q2 /11	Q3/11	YTD	2010
Tonnes milled	496	7,970	35,460	43,926	75,116
Grade (g/t Au)	12.21	11.20	9.65	9.96	13.08
Mill recoveries (%)	83	92	92	92	82
Gold production (ounces)	162	1,455	9,636	11,253	26,199

The Phuoc Son mill now regularly operates at its current design capacity of 500 tonnes per day.  The Company continues to mine the Bai Dat mine while developing the Bai Go mine that is expected to be on ore by March 2012.

Bong Mieu Gold Project Ending September 30, 2011
	Q1/11	Q2/11	Q3/11	YTD	2010
Tonnes milled	36,667	41,527	39,514	117,708	63,663
Grade (g/t Au)	4.22	4.19	3.15	3.85	4.94
Mill recoveries (%)	74	77	72	75	70
Gold production (ounces)	3,706	4,262	2,846	10,814	7,035

Bong Mieu gold production for the third quarter of 2,846 ounces decreased compared to the previous quarter by 1,416 ounces resulting from decrease in ore feed, recovery rate and tonnes milled during general maintenance of the plant. Repairs and rehabilitation of the plant commenced on September 22, 2011, and completed late October 2011. Activities included replacement, maintenance, and optimization of equipment to improve gold recovery.

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, the Bong Mieu and Phuoc Son mines in Central Vietnam, and Capcapo in the Philippines.

The Company expects to substantially expand its combined gold production capacity by 2014. East Malaysia is our primary focus, and Phase One of Bau Central is now in full feasibility (See Olympus press release dated September 8, 2011). Vietnam will continue its production development activities to enable continued cash contribution to assist in funding a significant portion of our future development expenditures. Olympus also contemplates an increase of its attributed gold resources through the exploration of advanced properties having demonstrably large upside potential.

Olympus Pacific Minerals Inc.

John A.G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,

Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The technical information in this press release has been prepared under the supervision of Mr. Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “Competent Person”, as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.